UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*


                             Citadel Holding Corporation
         _________________________________________________________________
                                   (Name of Issuer)


                              Common Stock, No Par Value
         _________________________________________________________________
                            (Title of Class of Securities)


                                      172862104
         _________________________________________________________________
                                    (CUSIP Number)

                                  Randall J. Demyan,
                              Dillon Capital Management,
                          21 East State Street, Suite 1410
                                 Columbus, Ohio 43215
                                     (614) 222-4204
         _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   September 7, 1994

         _________________________________________________________________
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.




Check the following box if a fee is being paid with the statement
     .  (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D


CUSIP NO.    172862104                         Page 2 of 8 Pages


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                Dillon Investors, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

   (a)
   (b)

3.      SEC USE ONLY:




4.      SOURCE OF FUNDS*:



5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER:
8.      SHARED VOTING POWER:
9.      SOLE DISPOSITIVE POWER:
10.     SHARED DISPOSITIVE POWER:
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*:
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.     TYPE OF REPORTING PERSON*:



                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                   SCHEDULE 13D


CUSIP NO.          172862104                     Page 3 of 8 Pages


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                Roderick H. Dillon, Jr.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

3.      SEC USE ONLY:

4.      SOURCE OF FUNDS*:

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER:
8.      SHARED VOTING POWER:
9.      SOLE DISPOSITIVE POWER:
10.     SHARED DISPOSITIVE POWER:
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*:
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.     TYPE OF REPORTING PERSON*:



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                SCHEDULE 13D


CUSIP NO.          172862104                        Page 4 of 8 Pages


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                Roderick H. Dillon, Jr. - IRA

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:



3.      SEC USE ONLY:


4.      SOURCE OF FUNDS*:


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER:
8.      SHARED VOTING POWER:
9.      SOLE DISPOSITIVE POWER:
10.     SHARED DISPOSITIVE POWER:
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*:
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.     TYPE OF REPORTING PERSON*:



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D


CUSIP NO.          172862104                          Page 5 of 8 Pages


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                Roderick H. Dillon, Jr. - Foundation

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:



3.      SEC USE ONLY:


4.      SOURCE OF FUNDS*:


5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e):


6.      CITIZENSHIP OR PLACE OF ORGANIZATION:


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.      SOLE VOTING POWER:
8.      SHARED VOTING POWER:
9.      SOLE DISPOSITIVE POWER:
10.     SHARED DISPOSITIVE POWER:
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*:
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.     TYPE OF REPORTING PERSON*:



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Supplement to Amendment No. 1 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon,
Jr., Roderick H. Dillon, Jr. - IRA and Roderick H. Dillon, Jr.
Foundation


Item 1.         Security and Issuer

                This Amendment No. 1 to the Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H.
Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation")
(collectively, the "Reporting Persons"), on March 18, 1994, with the Securities and Exchange Commission relates to the common stock, no par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 600 North Brand Boulevard, Glendale, California 91203. This Amendment No. 1 amends certain information set forth in the Schedule 13D.


Item 4.         Purpose of Transaction

                Each of the Reporting Persons acquired the shares of Common Stock of the Issuer reported in the Schedule 13D in the ordinary course of business for investment purposes. The Reporting Persons did not at the time of the purchase of such shares, and do not presently, have any plan to acquire control of the Issuer.
The Reporting Persons plan to acquire additional shares of Common Stock of the Issuer in the open market from time to time as shares may become available to them at prices which the Reporting Persons find attractive; however, the Reporting Persons have no present intention to acquire in the aggregate more than 14.9% of the outstanding shares of the Issuer. The Reporting Persons have not acquired any shares of Common Stock in addition to those reported in the Schedule 13D.

                Since their respective purchases of shares of Common Stock of the Issuer as reported in the Schedule 13D, the Reporting Persons have continued to review and evaluate the Issuer's business and prospects and to follow the price of the Issuer's shares as reported on the various stock exchanges on which such shares are traded. Due to the recent weakness in the price of the shares, including the low price of $3.50 reported on September 7, 1994 (which was the lowest price at which the shares have traded in the past ten years), and the results of the recent recapitalization and restructuring transaction involving the Issuer and its subsidiary Fidelity Federal Bank, each of the Reporting Persons has begun to consider seeking a greater voice in the affairs of the Issuer.
Each of the Reporting Persons may consider seeking representation on the Board of Directors of the Issuer in the future. Each of the Reporting Persons may suggest business strategies which might include acquisitions, dispositions (including the possibility of a distribution of the non-voting shares of Fidelity Federal Bank currently held by the Issuer to the Issuer's stockholders) and changes in dividend policies and management to the Issuer in the future. Each of the Reporting Persons may also consider the possibility of acquiring control of the Issuer in the future.

                None of the Reporting Persons has had any discussions with the Issuer with respect to acquisition of control, representation on the Board of Directors or business strategies. Although the Reporting Persons may be considered more than passive investors, it should not be assumed that any of the Reporting
Persons will formulate a plan to acquire control of the Issuer or to seek representation on the Board of Directors of the Issuer or to suggest business strategies to the Issuer. Each of the Reporting Persons intends to review his or its respective position in the Issuer from time to time and may, depending on an evaluation of the Issuer's business and prospects, and upon future developments including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares of the Issuer or to increase or decrease his or its respective position in the Issuer. None of the Reporting Persons presently intends to make a tender offer for shares of the Issuer. As part of their periodic review of their respective positions in the Issuer, any of the Reporting Persons may propose to the Issuer a merger or similar transaction or to make a tender offer for the shares of the Issuer.

                The Reporting Persons are aware that the Issuer is a Delaware corporation to which Section 203 of the Delaware General Corporation Law (the "Business Combination Act") will apply unless the Issuer takes action to opt out of the restrictions contained therein. The Reporting Persons do not know whether the Issuer has taken any action to opt out of the Business Combination Act. In particular, the Business Combination Act prohibits a corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date on which the stockholder became an interested stockholder, unless (a) the board of directors approved either the business combination or the transaction which resulted in the stockholder's becoming an interested stockholder before the person became an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers of the corporation and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; (c) the board of directors approved the business combination after the stockholder became an interested stockholder and the business combination was approved by at least 66 2/3% of the outstanding voting stock not owned by such stockholder at a meeting of the stockholders. The Business Combination Act defines a "business combination" as including mergers, consolidations, sales and other dispositions of 10% or more of the assets, issuances of stock and almost any related party transaction. An "interested stockholder" is defined to include any "person" (other than the corporation or any of its majority-owned subsidiaries) who beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The fact that the Reporting Persons filed the
Schedule 13D jointly shall not constitute an admission that the Reporting Persons are acting in concert, or otherwise constitute a "person," for purposes of the Business Combination Act. In the event that any of the Reporting Persons should determine to purchase additional shares of the Issuer so as to approach the 15% figure specified in the Business Combination Act, the Reporting Persons will review the Business Combination Act and will make a determination as to the actions to be taken and approvals to be sought at that time.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 8, 1994                      Dillon Investors, L.P.


                                     By:  /s/ Roderick H. Dillon, Jr.
                                              Roderick H. Dillon, Jr.,
                                              General Partner



                                              Roderick H. Dillon, Jr.



                                     By:  /s/ Roderick H. Dillon, Jr.
                                              Roderick H. Dillon, Jr.



                                              Roderick H. Dillon, Jr. - IRA


                                     By:  /s/ Roderick H. Dillon, Jr.
                                              Roderick H. Dillon, Jr.



                                       Roderick H. Dillon, Jr. - Foundation


                                      By:  /s/ Roderick H. Dillon, Jr.
                                               Roderick H. Dillon, Jr.,
                                               Trustee